Exhibit 99.1

Zenvia Receives Notification from Nasdaq Regarding Non-Compliance with Listing Requirements

São Paulo, February 18, 2026 – Zenvia Inc. (the “Company”) received today a written notice (the “Notice”) from the Listing Qualifications Department of  The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the closing bid price of the Company’s Class A common shares (the “Securities”) for the 30 previous consecutive business days, it no longer met Nasdaq’s minimum bid price requirement of US$1 per share (the “Minimum Bid Price Requirement”), as set forth by Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A). This current report is filed pursuant to Nasdaq Listing Rule 5810(b).

The Notice has no immediate effect on the listing of the Securities, which continue to trade uninterrupted on The Nasdaq Capital Market under the symbol “ZENV” and the Company’s business operations are not affected by the receipt of the Notice.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided with an initial 180-calendar day period, ending on August 17, 2026 to regain compliance with the Minimum Bid Price Requirement. If the Company does not regain compliance, its Securities may be subject to delisting from Nasdaq. There can be no assurance that the Company will seek to maintain the listing of its Securities on Nasdaq.

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Contacts

Investor Relations

Piero Rosatelli

ir@zenvia.com

About ZENVIA

Zenvia (NASDAQ: ZENV) is a technology company that offers end-to-end AI solutions for customer experience, enabling businesses to sell more and provide better service across all digital channels, with a particular focus on WhatsApp, Instagram, and TikTok. With 22 years of expertise, over 10,000 clients, and a presence throughout Latin America, Zenvia empowers businesses across all sectors to strengthen their brands, increase sales, and improve customer service. This results in greater operational efficiency, productivity, and outcomes – all in one place. To learn more, visit our website and follow our profiles on LinkedIn, Instagram, TikTok, and YouTube.

Forward-Looking Statements

This current report on Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements were based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," “plan,” "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control including those under “Risk Factors” on Zenvia`s annual report on Form 20-F. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Zenvia currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and Zenvia assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.